[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIC
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Norfolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 Church Street, 20th Floor
(No. and Street)

New Haven	CT	06510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn Pease 203-401-3200
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street,	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 3/15

OATH OR AFFIRMATION

I, Glenn Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Glenn H Pease
Signature

COO / CFO
Title

Subscribed and sworn to before me
this 18 day of Feb, 2011
Cristine R Martin
Notary Public
My Commission Expires 08/31/2013
New Haven, CT 06510

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

NORFOLK MARKETS, LLC

Financial Report
December 31, 2010

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Member
Norfolk Markets, LLC
New Haven, Connecticut

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC, (the "Company") as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and the Commodity Exchange Act. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 21, 2011

NORFOLK MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

Assets		
Cash and cash equivalents	$	267,313
Fees receivable		828,795
Prepaid expenses and other		14,439
Bank certificate of deposit		230,999
Property and equipment, net		40,907
Total assets	$	1,382,453
Liabilities and Member's Equity		
Accounts payable	$	234,854
Accrued expenses		21,226
Deferred revenue		69,614
Total liabilities		325,694
Commitments and Contingencies		
Member's equity		1,056,759
Total liabilities and member's equity	$	1,382,453

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Revenues		
Referral and placement fee income	$	4,117,042
Other income		3,550
Total revenues		4,120,592
Expenses		
Salary and bonuses		1,837,455
Office and other expenses		410,247
Employment related expenses		184,717
Rent		393,328
Employee benefits		148,438
Professional fees and consulting		147,540
Travel and entertainment		103,073
Telecommunications		46,867
Depreciation and amortization		45,603
Leased equipment		13,342
Marketing and brand development		21,165
Total expenses		3,351,775
Net income	$	768,817

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2010

Balance, beginning	$	1,401,562
Distributions		(1,113,620)
Net income		768,817
Balance, ending	$	1,056,759

See Notes to Financial Statements.

NORFOLK MARKETS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash Flows from Operating Activities		
Net income	$	768,817
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		45,603
Loss on sale of property and equipment		3,555
Decrease (increase) in operating assets:		
Fees receivable		353,385
Prepaid expenses and other		3,633
Due to related party		(173)
Increase (decrease) in operating liabilities:		
Accounts payable		(79,495)
Accrued expenses		17,265
Deferred revenue		63,389
Net cash provided by operating activities		1,175,979
Cash Flows from Investing Activities		
Proceeds from sale of property and equipment		51,512
Withdrawal from bank certificate of deposit		78,844
Net cash provided by investing activities		130,356
Cash Flows from Financing Activities		
Member distributions		(1,113,620)
Net increase in cash and cash equivalents		192,715
Cash and cash equivalents		
Beginning		74,598
Ending	$	267,313

See Notes to Financial Statements.

Note 1. Organization and Nature of Business

Norfolk Markets, LLC (the "Company") was organized on July 1, 1999 as a Delaware Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is an introducing broker registered with the Commodity Futures Trading Commission (the "CFTC") and a member of the National Futures Association. The Company's revenue is derived from continuing fees for referring institutional customers to an investment manager and from placement fees associated with raising capital for several registered investment advisors. The Company is a wholly-owned subsidiary of Norfolk Management Group, LLC (the "Parent", "Sole member", or "NMG").

Note 2. Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including money market funds held for investment.

Concentration of credit risk: The Company maintains its cash balances and temporary cash investments in accounts, which, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to operations as incurred. The straight-line method of accounting is utilized for computing depreciation over the respective assets estimated useful life.

Revenue recognition: The Company recognizes revenue from continuing fees for referring institutional customers to an investment manager and placement fees associated with raising capital for registered investment advisors as earned based on the contractual obligations with its clients.

Income taxes: No provision for federal and state income taxes has been made in the financial statements as the Company is a Limited Liability Company, whereby income or loss is required to flow through to and be reported on the member's income tax return.

Note 3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $171,973, which is $150,260 in excess of its required net capital of $21,713. The ratio of aggregate indebtedness to net capital is 1.89 to 1 at December 31, 2010.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 of the Commodity Exchange Act or SEC Rule 15c3-1. At December 31, 2010, the Company had net capital of $171,973, which is $126,973 in excess of its required net capital of $45,000 under Regulation 1.17.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 4. Fair Value Measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820 "Fair Value Measurements and Disclosures" provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

<u>Bank certificate of deposit</u>: Fair value approximates the cash balance in the certificate of deposit plus accrued interest as of December 31, 2010.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Bank certificate of deposit	$ -	$ 230,999	$ -	$ 230,999

Note 5. Property and Equipment

Property and equipment consist of the following at December 31, 2010:

Furniture and fixtures	$ 11,786
Office eqiupment	55,542
	67,328
Less accumulated depreciation	(26,421)
	$ 40,907

Depreciation expense for the year ended December 31, 2010 was $35,080.

Note 6. Related Party Transactions

The Company sub-leases its Connecticut office space from Wood Creek Capital Management, LLC ("WCCM"), an affiliate of NMG, and also charges back to WCCM its share of office equipment expenses. During 2010, the Company paid WCCM $9,251 in rent and received $20,055 from WCCM as reimbursement for office equipment use.

In 2010, the Company sold property and equipment to WCCM. The property and equipment had a cost basis of $131,279, accumulated depreciation of $85,767, and was sold at net book value.

Note 7. Concentrations

Two major customers accounted for 98% of total revenues earned during 2010 and one customer accounted for 97% of fees receivable at December 31, 2010. Management does not expect any losses to result in respect to these concentrations.

Note 8. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2007. For the year ended December 31, 2010, management has determined there are no material uncertain income tax positions.

Note 9. Retirement Plan

The Company participates in a 401(k) retirement plan sponsored by NMG, which allows employees to defer a percentage of their wages subject to Internal Revenue Code limits. The plan covers all employees and allows discretionary employer profit sharing contributions. Retirement plan expense totaled $52,447 in 2010, which is included in employee benefits in the Statement of Operations.

Note 10. Commitments and Contingencies

Lease obligation: The Company entered into a sub-lease agreement on June 29, 2009 to lease office space in New York City. The Company leases the space for $25,639 per month beginning July 23, 2009 through May 28, 2012, unless the sub-lease term ceases or is terminated. The Company also sub-leases office space in New Haven, Connecticut on a month-to-month basis from Wood Creek Capital Management, LLC (see Note 5).

Rent expense totaled $393,328 for the year ended December 31, 2010.

Future minimum lease payments at December 31, 2010 are as follows:

Year Ended December 31,		Amount
2011	$	307,670
2012		128,196
	$	435,866

Letter of credit: As a term of the New York City sub-lease agreement, in lieu of the Company paying a $306,671 security deposit, the Company provided an irrevocable letter of credit ("LOC") in the original amount of $307,671. The issuing bank for the LOC is Bank of America, N.A. The LOC amount decreased to $230,753 on July 18, 2010 and will decrease to $153,836 on July 28, 2011. In connection with this LOC, the Company has a certificate of deposit account at Bank of America in the amount of $230,753. The certificate of deposit accrues interest at a 0.4% annual rate and matures on June 7, 2011.

Note 11. Subsequent Events

The Company has determined that there were no events or transactions occurring subsequent to December 31, 2010 that would have a material impact on the Company's results of operations or financial condition.

NORFOLK MARKETS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGUALTION 1.17 OF THE COMMODITY EXCHANGE ACT
December 31, 2010

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Member's equity	$	1,056,759
Less non-allowable assets		
Fees receivable		(828,795)
Prepaid expenses and other		(14,439)
Property and equipment, net		(40,907)
Less other deductions		
Bank certificate of deposit early withdrawal penalty		(578)
Net capital before haircuts on securities		172,040
Haircuts on Securities		
Foreign currency		(67)
Net capital	$	171,973
Aggregate Indebtedness		
Accounts payable		234,854
Accrued expenses		21,226
Deferred revenue		69,614
	$	325,694
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness	$	21,713
Net capital in excess of requirement	$	150,260
Ratio of aggregate indebtedness to net capital		1.89 to 1

Computation of Net Capital Pursuant to CFTC Rule 1.17

Net Capital	$	171,973
Minimum capital requirement (the greater of $45,000 or 6 2/3% of aggregate indebtedness)		45,000
Excess net capital	$	126,973

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing as of December 31, 2010 and pursuant to CFTC Rule 1.17

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report on Internal Control

To the Member
Norfolk Markets, LLC
New Haven, Connecticut

In planning and performing our audit of the financial statements of Norfolk Markets, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs of this report and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 21, 2011